Exhibit 99.37

Consent of Jay Horton

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to my name in connection with, and to the use of information derived from, the technical report entitled “Blackwater Gold Project, British Columbia, NI 43-101 Technical Report on Feasibility Study” effective date January 14, 2014, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2013, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 28th day of March, 2014

“Jay Horton”
Name:	Jay Horton, P. Eng.
Title:	Technical Services Manager
Norwest Corporation